Exhibit 2

Agenda Item
1.	Election of new directors
a.	Kurt Björklund

b.	Lawrence H. Guffey

c.	Oliver Haarmann

d.	Gustavo Schwed

e.	Richard Charles Wilson
2.	Resolution to amend the Articles of Association of the Company.
a)	New article 5(4) and article 5a: It is proposed that the shareholders be required to participate in a compulsory redemption upon written demand from Nordic Telephone Company ApS against payment of DKK 382 per share of DDK 5 less any dividends or other distributions to the shareholders prior to the redemption

b)	Article 6(1): It is proposed that the reference to notice being given by insertion in the Danish Official Gazette be deleted

c)	Article 14(1): It is proposed that the reference to the number of directors be changed to “three to eight” and that the reference to a Vice Chairman be deleted

d)	New article 14(3) and amendment of article 9(2), paragraph 5: It is proposed that the general meeting be allowed to elect an alternate for each director elected by the general meeting

e)	Article 15(2): It is proposed that decisions by the Board of Directors shall be carried out by an absolute majority of the total number of directors and that all references to a Vice Chairman be deleted

f)	Article 18: It is proposed that the provision regulating the power to bind the Company be amended and that the directors’ authority to act on behalf of the Company be clarified
3.	Resolution to authorise the Board of Directors to distribute interim dividends and accordingly to insert an authorisation into the Articles of Association as a new article 5b

4.	Resolution to authorise the Board of Directors to apply for a delisting of the Company’s shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company’s American Depositary Shares on the New York Stock Exchange

5.	Resolution to authorise the Board of Directors to decide that the Company’s shares shall cease being registered with the Danish VP Securities Service and to amend the existing article 5(4) of the Articles of Association accordingly, whereby, upon adoption of the proposal under item 2a of the agenda, article 5(4) will become article 5(5)

6.	Authorisation to the Board of Directors with a right of substitution

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the Proxy Card Promptly Using the Enclosed Envelope.	Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1a.	☐		☐	2a.	☐	☐	☐	2f.	☐	☐	☐

1b.	☐		☐	2b.	☐	☐	☐	3.	☐	☐	☐

1c.	☐		☐	2c.	☐	☐	☐	4.	☐	☐	☐

1d.	☐		☐	2d.	☐	☐	☐	5.	☐	☐	☐

1e.	☐		☐	2e.	☐	☐	☐	6.	☐	☐	☐

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TDC A/S
Instructions to The Bank of New York, as Depositary (Must be received prior to February 27, 2006)
     The undersigned owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business February 27, 2006 at the Extraordinary General Meeting of TDC A/S to be held at Teglholmsgade 1, DK-2450 Copenhagen SV, on February 28, 2006 in respect of the resolutions specified on the reverse hereof.
NOTE:
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The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.
TDC A/S
P.O. BOX 11381
NEW YORK, N.Y. 10203-0381
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